Phone: (212) 885-5205
Fax:       (917) 332-3033
Email: ajanell@blankrome.com

September 1, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Ms. Marianne Dobelbower

Re:	RiverPark Commercial Real Estate Fund (the “Trust”) SEC File Numbers: 811-23168 and 333-212467

Dear Ms. Dobelbower:

Transmitted herewith is Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form N-2, filed under the Securities Act of 1933, as amended, (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment incorporates the written comments received on August 10, 2016 from the Staff of the U.S. Securities and Exchange Commission regarding the Trust’s registration on Form N-2 filed on July 11, 2016 under the 1933 Act and the 1940 Act.

Please contact me with any questions or comments regarding this filing at (212) 885-5205 or by e-mail at ajanell@blankrome.com.

Sincerely yours,

/s/ Allison H. Janell

Allison H. Janell